Exhibit 12

OLIN CORPORATION AND CONSOLIDATED SUBSIDIARIES
Computation of Ratio of Earnings to Fixed Charges
(Unaudited)

	Six Months Ended June 30,
	2012	2011
Earnings:	($ in millions)
Income before taxes	$123.8	$283.5
Add (deduct):
Equity in income of non-consolidated affiliates	(0.8)	(7.7)
Dividends received from non-consolidated affiliates	0.1	0.7
Capitalized interest	(2.8)	(0.4)
Fixed charges as described below	24.6	23.7
Total	$144.9	$299.8
Fixed charges:
Interest expensed and capitalized	$15.1	$15.0
Estimated interest factor in rent expense(1)	9.5	8.7
Total	$24.6	$23.7
Ratio of earnings to fixed charges	5.9	12.6

(1)  Amounts represent those portions of rent expense that are reasonable approximations of interest costs.